As filed with the Securities and Exchange Commission on February 22, 2008

Registration No. 333-144866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 2

TO

FORM S-1 ON

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	87-0355929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(203) 349-4160

(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Edward W. Stone, Chief Financial Officer

Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary

Velocity Express Corporation

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(203) 349-4199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This filing does not involve the registration of any new shares of common stock. Pursuant to Rule 429(a) under the Securities Act of 1933, the prospectus included in this registration statement is a combined prospectus and also relates to 304,211 post-split shares in aggregate amount of securities registered and remaining unsold under Registrant’s Registration Statement on Form S-1 (No. 333-142176) and amendments thereto. Pursuant to Rule 429(b), this registration statement also constitutes a Post-Effective Amendment to Registration Statement No. 333-138330 and 333-142176, which post-effective amendment shall hereafter become effective concurrently with the effectiveness of this registration statement and in accordance with Section 8(c) of the Securities Act of 1933. If securities previously registered under that registration statement are offered and sold before the effective date of this registration statement, the amount of previously registered securities so sold will not be included in the prospectus hereunder. On December 6, 2007, the Company effected a reverse stock split at a ratio of one post-split share for fifteen pre-split shares. All share numbers in this Registration Statement have been adjusted to reflect the reverse stock split.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2008

7,695,573 Shares

Common Stock

The stockholders of Velocity Express Corporation identified under the caption “Selling Stockholders” are offering and selling up to 7,695,573 shares of common stock under this prospectus, including up to: (i) 1,197,998 outstanding shares of common stock; and (ii) 4,047,438 shares of common stock that are reserved for issuance upon the conversion of our outstanding Series M Convertible Preferred Stock, Series N Convertible Preferred Stock, Series O Convertible Preferred Stock, Series P Convertible Preferred Stock and Series Q Convertible Preferred Stock, plus, up to 500,263 shares of common stock reserved for issuance upon conversion of any shares of Preferred Stock that may be issued in lieu of cash dividends payable on our outstanding Preferred Stock; and (iii) 1,949,874 shares of common stock that are reserved for issuance upon the exercise of warrants. The selling stockholders acquired the shares offered by this prospectus in private placements of our securities. We are registering the offer and sale of the shares to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders.

The selling stockholders may dispose of their shares of common stock or interests therein in a number of different ways and at varying prices. Please see “Plan of Distribution.”

Our shares of common stock are listed on The NASDAQ Stock Market, Inc’s Capital Market and trade under the ticker symbol “VEXP.” On February 20, 2008, the closing price of a share of our common stock was $1.98.

Investing in our common stock involves a number of risks. See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Velocity Express Corporation

This prospectus is dated February XX, 2008

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

The distribution of this prospectus and the offering of the shares in certain jurisdictions may be restricted by law. Accordingly, the shares offered by this prospectus may not be sold or offered for sale in such jurisdictions, and this prospectus may not be used in, and does not constitute an offer by, or an invitation by or on behalf of, Velocity Express Corporation, the selling stockholders or any of their respective directors, officers, stockholders or affiliates, to purchase shares in any such jurisdiction where it is unlawful to make such an offer. Persons into whose possession this prospectus comes are required by Velocity Express Corporation, the selling stockholders and their respective directors, officers, stockholders and affiliates to inform themselves about and to observe any such restrictions. Neither Velocity Express Corporation, the selling stockholders, nor any of their respective directors, officers, stockholders or affiliates has any responsibility therefore.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference into this prospectus.

Velocity Express Corporation

Velocity Express Corporation and its subsidiaries, which we refer to as the “Company”, “Velocity” or “we” (unless we state or it is otherwise implied), are engaged in the business of providing time definite ground package delivery services. Throughout this prospectus, we refer to these services as “time definite logistics services.” We operate primarily in the United States with limited operations in Canada. We currently operate in a single-business segment.

We have one of the largest nationwide networks of time definite logistics solutions in the United States and are a leading provider of distribution, scheduled and expedited logistics services. Our customers are comprised of multi-location, blue chip customers with operations in the healthcare, commercial & office products, financial, transportation & logistics, technology and energy sectors.

Our service offerings are divided into the following categories:

•

distribution logistics, consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations for delivery to multiple locations and more broadly defined time schedules;

•	scheduled logistics, consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer; and

•	expedited logistics, consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements.

Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, office products companies, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region. The largest customer base for scheduled logistics consists of financial institutions that need a wide variety of services, including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies and the transfer of inter-office mail and correspondence. Most of our expedited logistics services occur within a major metropolitan area or radius of 40 miles, and we usually offer one-hour, two- to four-hour and over four-hour delivery services depending on the customer’s time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies. Expedited logistics services customers include suppliers of critical repair and maintenance parts and professional service firms.

Although many of our competitors have substantial resources and extensive experience in the same-day transportation business, we believe that our national presence, wide array of service offerings, use of sophisticated technology, driver recruitment standards, and branding strategy present a compelling competitive advantage in any market in which we currently operate.

Information about Us

Our business began as United Shipping & Technology, Inc., a Utah corporation. On August 28, 1999, United Shipping & Technology Inc. acquired from CEX Holdings, Inc. all of the outstanding shares of common stock of Corporate Express Delivery Systems, Inc. (“CEDS”), a provider of same-day delivery solutions. Subsequently, CEDS changed its name to UST Delivery Systems, Inc. and then to Velocity Express, Inc. The results of Velocity Express, Inc.’s operations have been included in our consolidated financial statements since August 28, 1999. On January 4, 2002, United Shipping & Technology, Inc. reincorporated in Delaware through a merger with and into its wholly owned Delaware subsidiary Velocity Express Corporation. Since that time, we have operated as Velocity Express Corporation. On July 3, 2006, we, our wholly owned subsidiary CD&L Acquisition Corp (“Merger Sub”) and CD&L, Inc. (“CD&L”), entered into an agreement and plan of merger (the “Merger Agreement”) to acquire CD&L for approximately $51.6 million including closing costs. The Merger Agreement provided that, at the closing, Merger Sub would be merged with and into CD&L (the “Merger”), with each outstanding share of common stock of CD&L being converted into the right to receive $3.00 per share in cash. As a result of the Merger, which closed on August 17, 2006, CD&L became our wholly owned subsidiary.

The address of our principal executive office is located at One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, and our telephone number at that address is (203) 349-4160.

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this prospectus because these risk factors could cause our actual results to differ materially from those expressed in any forward-looking statement. The risks we have highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, results of operations or cash flows could be negatively affected and the market price of our common stock could decline. We caution you to keep in mind these risk factors and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this prospectus.

RISKS RELATED TO OUR BUSINESS

Given our history of losses and our recent acquisition of CD&L, we cannot predict whether we will be able to achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

Our net losses applicable to common stockholders for the six-month periods ended December 29, 2007 and December 30, 2006, were $21.9 million and $46.5 million, respectively. The respective periods’ net losses were $16.4 million and $24.2 million. The increased amount of net losses applicable to common stockholders for such periods was caused by beneficial conversion charges of $3.0 million and $19.9 million, and preferred stock dividends paid-in-kind of $2.4 million for each of the respective periods. Our net losses applicable to common stockholders for the fiscal years ended June 30, 2007 and July 1, 2006, were $66.0 million and $23.6 million, respectively. The respective periods’ net losses were $39.5 million and $16.0 million. The increased amount of net losses applicable to common stockholders for such periods was caused by beneficial conversion charges of $21.2 million and $5.0 million, and preferred stock dividends paid-in-kind of $5.2 million and $2.6 million for the respective periods. To achieve profitability, we will be required to pursue new revenue opportunities, effectively limit the impact of competitive pressures on pricing and freight volumes, and fully implement our technology initiatives and other cost-saving measures. The integration process has been more expensive and taken longer to accomplish than originally expected. We cannot assure you that we will ever achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

We may be unable to fund our future capital needs, and we may need additional funds sooner than anticipated.

We have depended, and if we are unable to execute against our business plans, are likely to continue to depend, on our ability to obtain additional financing to fund our future liquidity and capital needs. We may not be able to continue to obtain additional capital when needed, and additional capital may not be available on satisfactory terms. Achieving our financial goals involves maximizing the effectiveness of the variable cost model, the implementation of customer-driven technology solutions and continued leverage of the consolidated back office selling, general and administrative platform. To date, we have primarily relied upon debt and equity investments to fund these activities. We may be required to engage in additional financing activities to raise capital required for our operations. If we issue additional equity securities or convertible debt to raise capital, the issuance may be dilutive to the holders of our common stock. In addition, any additional issuance may require us to grant rights or preferences that adversely affect our business, including financial or operating covenants.

Early termination or non-renewal of contracts could negatively affect our operating results.

Our contracts with our commercial customers typically have a term of one to three years, but are often terminable earlier at will upon 30 or 60 days’ notice. We often have significant start-up costs when we begin servicing a new customer in a new location. Additionally, upon completion of the integration of customers acquired from CD&L into our operating system, we identified contracts originally entered into by CD&L that contain terms and conditions that are unfavorable when compared to contractual provisions of comparable customers in the same vertical markets. We are in the process and plan to continue renegotiating these unfavorable contracts with these customers. Termination or non-renewal of these contracts, including contracts originally entered into by CD&L, could have a material adverse effect on our business, financial condition, operating results and cash flows.

We are highly dependent upon sales to a few customers. The loss of any of these customers, or any material reduction in the amount of our services they purchase, could materially and adversely affect our business, financial condition, results of operations and cash flows.

        For the six-month period ended December 29, 2007 we had one customer that accounted for more than 15% of our revenue and our top ten customers in aggregate account for approximately 52% of our revenue. For the fiscal year end June 30, 2007 we had one customer that accounted for more than 12% of our revenue and our top ten customers in aggregate account for approximately 46% of our revenue. The loss of the one large customer or some of the top ten customers or a material reduction in their purchases of our services could materially and adversely affect our business, financial condition, results of operations and cash flows. In the second fiscal quarter of 2007, the Company lost two customers, a major office supply customer and a significant bank customer. In the first quarter of 2008, the Company lost a major bank customer. The loss of these customers negatively affected the results of operations for the current year.

The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could materially and adversely affect our business, financial condition, results of operations and cash flows.

We face intense competition, particularly for basic delivery services. The industry is characterized by high fragmentation, low barriers to entry, competition based on price and competition to retain qualified drivers, among other things. Nationally, we compete with other large companies having same-day transportation operations in multiple markets, many of which have substantial resources and experience in the same-day transportation business. Price competition could erode our margins and prevent us from increasing our prices to our customers commensurate with cost increases. We cannot assure you that we will be able to effectively compete with existing or future competitors.

As a time definite logistics company, our ability to service our clients effectively often depends upon factors beyond our control.

Our revenues and earnings are especially sensitive to events beyond our control that can affect our industry, including:

•	extreme weather conditions;

•	economic factors affecting our significant customers;

•	mergers and consolidations of existing customers;

•	ability to purchase insurance coverage at reasonable prices;

•	U.S. business activity; and

•	the levels of unemployment.

If we lose any of our executive officers, or are unable to recruit, motivate and retain qualified personnel, our ability to manage our business could be materially and adversely affected.

Our success depends on the skills, experience and performance of certain key members of our management. The loss of the services of any of these key employees could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our future success and plans for growth also depend on our ability to attract and retain skilled personnel in all areas of our business. There is strong competition for skilled management personnel in the time definite logistics businesses and many of our competitors have greater resources than we have to hire qualified personnel. Accordingly, if we are not successful in attracting or retaining qualified personnel in the future, our ability to manage our business could be materially and adversely affected.

Because we are exposed to litigation stemming from the accidents or other activities of our drivers and messengers, if we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We utilize the services of approximately 4,200 drivers and messengers. From time to time, these persons are involved in accidents or other activities that may give rise to liability claims against us. We cannot assure you that claims against us will not exceed the applicable amount of our liability insurance coverage, that our insurer will be solvent at the time of settlement of an insured claim, that the liability insurance coverage held by our independent contractors will be sufficient or that we will be able to obtain insurance at acceptable levels and costs in the future. If we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees.

Substantially all of our drivers are independent contractors and not our employees. From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. We do not pay or withhold federal employment taxes with respect to drivers who are independent contractors. Although we believe that the independent contractors we utilize are not employees under existing interpretations of federal and state laws, we cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers’ compensation, will not change. If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, we could be required to increase their compensation. Any of the foregoing possibilities could increase our operating costs and have a material adverse effect on our business, financial condition, operating results and cash flows.

If we are unable to recruit, motivate and retain qualified delivery personnel, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We depend upon our ability to attract and retain, as employees or through independent contractor or other arrangements, qualified delivery personnel who possess the skills and experience necessary to meet the needs of our operations. We compete in markets in which unemployment is generally relatively low and the competition for independent contractors and other employees is intense. In addition, the independent contractors we utilize are responsible for all vehicle expense including maintenance, insurance, fuel and all other operating costs. We make every reasonable effort to include fuel cost adjustments in customer billings that are paid to independent contractors to offset the impact of fuel price increases. However, if future fuel cost adjustments are insufficient to offset independent contractors’ costs, we may be unable to attract a sufficient number of independent contractors.

We must continually evaluate and upgrade our pool of available independent contractors to keep pace with demands for delivery services. We cannot assure you that qualified delivery personnel will continue to be available in sufficient numbers and on terms acceptable to us. The inability to attract and retain qualified delivery personnel, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Although certain aspects of the transportation industry have been significantly deregulated, our delivery operations are still subject to various federal, state and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Our reputation will be harmed, and we could lose customers, if the information and telecommunication technologies on which we rely fail to adequately perform.

Our business depends upon a number of different information and telecommunication technologies as well as our ability to develop and implement new technologies enabling us to manage and process a high volume of transactions accurately and timely. Any impairment of our ability to process transactions in this way could result in the loss of customers and negatively affect our reputation. In addition, if new information and telecommunication technologies develop, we may need to invest in them to remain competitive, which could reduce our profitability and cash flow.

If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

The value of our goodwill and other intangible assets is significant relative to our total assets and stockholders equity. We review goodwill and other intangible assets for impairment on at least an annual basis. Changes in business conditions or interest rates could materially impact our estimates of future operations and result in an impairment. As such, we cannot assure you that there will not be a material impairment of our goodwill and other intangible assets. If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

We face trademark infringement and related risks.

There can be no assurance that any of our trademarks and service marks, collectively, the “marks”, if registered, will afford us protection against competitors with similar marks that may have a use date prior to that of our marks. In addition, no assurance can be given that others will not infringe upon our marks, or that our marks will not infringe upon marks and proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any mark claimed by us, and if instituted, that such challenges will not be successful.

We may face higher litigation and settlement costs than anticipated.

We have made estimates of our exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, our liability for claims may increase or decrease depending upon the ultimate development of those claims. In estimating our exposure to claims, we are relying upon our assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify us for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to our business, plaintiffs may bring claims against us that may include undetermined amounts of punitive damages. Such punitive damages are not normally covered by insurance.

RISKS RELATED TO OUR CAPITAL STRUCTURE

We have a substantial amount of debt outstanding and may incur additional indebtedness in the future that could negatively affect our ability to achieve or sustain profitability and compete successfully in our markets.

We have a significant amount of debt outstanding. At December 29, 2007, we had $78.2 million in aggregate principal amount of debt outstanding, $9.1 million of revolving credit borrowings, with less than $0.1 million in available borrowings and $42.9 million of stockholders equity. The degree to which we are leveraged could have important consequences for you, including:

•

requiring us to dedicate a substantial portion of our cash flow from operations to make interest payments on our debt of approximately $10.9 million for each year, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making it more difficult for us to satisfy our debt and other obligations;

•	limiting our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we may incur additional indebtedness in the future, subject to certain restrictions, exceptions and financial tests set forth in the indenture governing our senior notes. As of December 29, 2007, under certain circumstances, we would have been restricted from incurring additional debt under the terms of our indenture other than our credit facility, subject to the terms of the indenture and our credit agreement.

If we cannot generate sufficient cash from our operations to meet our debt service and repayment obligations, we may need to reduce or delay capital expenditures, the development of our business generally and any acquisitions. If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow the debt holders to declare all borrowings outstanding to be due and payable.

Our senior notes and preferred stock contain restrictive covenants that limit our operating and financial flexibility.

The indenture pursuant to which we issued our senior notes and the terms of our revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit or restrict among other things, our ability and the ability of certain of our subsidiaries to:

•	incur additional debt and issue preferred stock;

•

make restricted payments, including paying dividends on, redeeming, repurchasing or retiring our capital stock and making investments and prepaying or redeeming debt and making other specified investments;

•	create liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements that would restrict our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions;

•	make capital expenditures;

•	engage in business other than our current businesses;

•	consolidate, merge, recapitalize or enter into other transactions that would affect a fundamental change on us; and

•

under certain circumstances, enter into a senior credit facility (or refinance any such facility) without first giving the holders of the senior notes a right of first refusal to provide such financing.

The indenture and revolving credit facility agreement also contain certain financial covenants under which we must maintain cash and cash equivalents at specified levels and cash, cash equivalents and qualified accounts receivable at specified levels as well as specified financial ratios, including ratios regarding interest coverage, total leverage, senior secured leverage and fixed charge coverage and minimum EBITDA. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of these covenants could result in an event of default, or possibly a cross-default or cross-acceleration of other debt that may be outstanding in the future. In that event, the holders of our then outstanding debt could allow the holders of that debt to declare all borrowings outstanding to be due and payable. In the event of a default under the indenture or the revolving credit facility, the holders of the secured debt then outstanding could foreclose on the collateral pledged to secure our obligations under that debt, assets and capital stock pledged to them. The senior notes and the new lenders are secured by a first-priority lien, subject to permitted liens, on collateral consisting of substantially all of our tangible and intangible assets.

The certificates of designation of several series of our outstanding preferred stock impose similar restrictions on us, including on the following:

•	authorizing or issuing additional series of preferred stock that ranks senior to, or on a par with, the outstanding preferred stock;

•	entering into mergers or similar transactions if our existing stockholders immediately before the transaction do not own 50% or more of the voting power of our capital stock after the transaction;

•	selling all or substantially all of our assets;

•	materially changing our lines of business;

•	selling, leasing or licensing our intellectual property or technology other than pursuant to non-exclusive licenses granted to customers in connection with ordinary course sales of our products; and

•

raising capital by specified equity lines of credit or similar arrangements or issue any floating or variable priced equity instrument or specified other equity financings. Our inability to finance our operations in such ways may have an adverse effect on our business, financial condition, operating results and cash flows.

Our revolving credit facility contains monthly minimum EBITDA and Minimum Driver Pay/Purchased Transportation requirements that may be difficult to attain.

The revolving credit facility agreement contains specified cash levels, minimum EBITDA and minimum Driver Pay/Purchased Transportation requirements. Our ability to comply with these ratios may be affected by events beyond our control.

The Company and its subsidiaries failed to achieve its minimum EBITDA required pursuant to the terms of the Revolving Credit Agreement for the months ending July 28, 2007, August 25, 2007 and December 29, 2007. The lender under the credit agreement granted the Company waivers. The Company (1) negotiated revised monthly minimum EBITDA requirements, (2) agreed to new minimum Driver Pay/Purchased Transportation percentages, (3) agreed to an increase in the interest rate of 75 basis points in LIBOR margin (from 3.25% to 4.00%) until trailing twelve month EBITDA equals $15.0 million, dropping 75 basis points when trailing twelve month EBITDA is greater than $15.0 million and reverting to the original LIBOR margin of 2.50% when trailing twelve month EBITDA is greater than $20.0 million with the lender under an amended agreement dated February 12, 2008 and (4) the requirement to have at all times between June 1, 2008 and June 30, 2008 the sum of at least $5.0 million of excess availability on the line of credit plus qualified cash. Although we believe we will be able to satisfy the revised minimum EBITDA, minimum Driver Pay/Purchased Transportation and cash availability covenants, we cannot assure you we will be able to do so, or that we will be able to obtain or maintain additional waivers in the future if we are unable to maintain compliance with our debt covenants.

Because we expect to need to refinance our existing debt, we face the risks of either not being able to do so or doing so at higher interest expense.

Our senior notes mature in 2010. We may not be able to refinance our senior notes or renew or refinance any new credit facility we may enter into, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our senior notes or any new credit facility, our failure to repay all amounts due on the maturity date would cause a default under the indenture or the applicable credit agreement. In addition, our interest expense may increase significantly if we refinance our senior notes, which bear interest at 13% per year, or any new credit facility, on terms that are less favorable to us than the existing terms of our senior notes or any new credit facility.

If we fail to achieve certain financial performance targets, we may be required to redeem up to half of our senior notes.

Holders of our senior notes have the right to cause us to redeem, at a redemption price of 100% of the principal amount of the notes, subject to certain exceptions (including there being any outstanding obligations under the revolving credit facility. The Company intends to continue to borrow under the terms of the revolving credit facility):

•

up to 25% of the original principal amount of senior notes if our consolidated cash flow, for the period of four consecutive fiscal quarters preceding the second anniversary of the issue date of the senior notes, is less than $20 million; and

•

up to an additional 25% of the original principal amount of senior notes issued if our consolidated cash flow, for the period of four consecutive fiscal quarters preceding the third anniversary of the issue date, is less than $25 million.

In addition, upon a change of control of our company, holders of the senior notes also have the right to require us to repurchase all or any part of their notes at an offer price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. In the event we are required to redeem or repurchase senior notes, we may not have sufficient cash or access to liquidity to do so. If we were then required to raise additional capital to do so, we cannot assure you that we would be able to do so on commercially reasonable terms or at all. In addition, any new credit facility we enter into may have similar provisions or may cause us to be in default if a change of control occurs.

Because we are a holding company with no operations, we will not be able to pay interest on our debt or pay dividends unless our subsidiaries transfer funds to us.

As a holding company, we have no direct operations and our principal assets are the equity interests we hold in our subsidiaries. Our subsidiaries are legally distinct from us and have no obligation to transfer funds to us. As a result, we are dependent on the results of operations of our subsidiaries and, based on their existing and future debt agreements, the state corporation law of the subsidiaries and any state regulatory requirements, their ability to transfer funds to us to meet our obligations, to pay interest and principal on our debt and to pay any dividends in the future.

Our stock price is subject to fluctuation and volatility.

The price of our common stock in the secondary market may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of us, variations in our operating results, general trends in the transportation/logistics industry, government regulation and general economic and market conditions, among other things. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that have often been unrelated or disproportionate to the operating performance of the affected companies. The price of our common stock could be affected by such fluctuations.

Future issuances, or the perception of future issuances, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future issuances, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. Certain of our stockholders have registration rights with respect to their common stock and preferred stock, and the holders of our warrants and preferred stock may be forced to exercise and convert these securities into our common stock if specified conditions are met.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

The issuance of additional equity securities in a future financing could trigger the anti-dilution provisions of our outstanding preferred stock and warrants.

If we issue additional equity securities at a per share price lower than the current market price (in the case of our outstanding warrants) or the conversion price (in the case of our outstanding warrants and preferred stock), then the exercise price of such warrants and the conversion price of such preferred stock would automatically adjust downward. Such adjustments would have a dilutive effect on our existing common stockholders and a negative effect on our stock price.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, the terms of our credit facilities limit our ability to pay dividends.

If we do not maintain our NASDAQ listing, you may have difficulty trading our securities.

We will need to maintain certain financial and corporate governance qualifications to keep our securities listed on the NASDAQ Capital Market (“NASDAQ”). At various times in the past, we have received notices from NASDAQ that we would be delisted due to a variety of matters, including failure to maintain a minimum bid price of $1.00, failure to timely hold an annual stockholders meeting and failure to meet the minimum levels of stockholders’ equity. In each instance, we have taken the actions required by NASDAQ to maintain continued listing, but we cannot assure you that we will at all times meet the criteria for continued listing.

In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or on the OTC Bulletin Board. In addition, our securities could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. If any of these events take place, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.

Our organizational documents and applicable law could limit or delay another party’s ability to acquire us and, therefore, could deprive our investors of the opportunity to obtain a takeover premium for their shares.

A number of provisions in our certificate of incorporation and bylaws make it difficult for another company to acquire us. These provisions include, among others, the following:

•

requiring the affirmative vote of holders of not less than 62.5% of our Series M Convertible Preferred Stock and Series N Convertible Preferred Stock, each voting separately as a class, to approve certain mergers, consolidations or sales of all or substantially all of our assets;

•

requiring stockholders to provide us with advance notice if they wish to nominate any persons for election to our board of directors or if they intend to propose any matters for consideration at an annual stockholders meeting; and

•	authorizing the issuance of so-called “blank check” preferred stock without common stockholder approval upon such terms as the board of directors may determine.

        In addition, TH Lee Putnam Ventures, L.P. beneficially owned, as of February 1, 2008, approximately 27.35% (excludes other TH Lee funds) of our outstanding common stock on a fully diluted basis, which means it can influence matters requiring stockholder approval, including important corporate matters such as a change in control of our company.

We are also subject to laws that may have a similar effect. For example, section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. As a result of the foregoing, it will be difficult for another company to acquire us and, therefore, could limit the price that possible investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management team without the concurrence of our board of directors.

We may be exposed to risks relating to our internal controls and may need to incur significant costs to comply with applicable requirements.

Under Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports. In accordance with recently issued guidelines from the SEC, we are evaluating our internal controls over financial reporting in order for our management to ascertain that such internal controls are adequate and effective.

We are currently expending significant resources to develop the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. There is a risk that we will not comply with all of the requirements imposed thereby. Accordingly, we cannot assure you that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm in 2009. If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. Investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that statements contained in, or incorporated by reference into, this prospectus that are forward-looking involve risks and uncertainties that may impact our business, financial condition, results of operations and prospects. Forward-looking statements are statements that are not about historical facts or information. They are contained throughout, or incorporated by reference into, this prospectus, for example, in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings”. They include statements concerning our general expectations, plans and strategies, financing decisions, expectations for funding capital expenditures, anticipated financial results, future operations, an assessment of our industry and competition, and an evaluation of pending litigation, among others. The words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” “targets” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected. Many of these risks are beyond our ability to control or predict. All forward-looking statements are qualified in their entirety by the cautionary statements contained throughout this prospectus. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. Changes may occur after that date and, except as required by applicable law, we will not update that information whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. However, we will receive the exercise price from the selling stockholders upon exercise by them of their warrants. If warrants to purchase all of the underlying 1,924,359 shares of common stock offered in this prospectus are exercised for cash, we would receive approximately $34.9 million of the proceeds, before expenses, subject to any adjustment due to the anti-dilution provisions of the warrants. The selling stockholders are not obligated to exercise the warrants, and if none are exercised, we will not receive any proceeds. Based on the reverse split adjusted exercise prices of the warrants and the current market price of our common stock, it is unlikely that a significant number of warrants will be exercised in the foreseeable future. We would expect to use any proceeds we receive from the exercise of the warrants for general working capital purposes.

DESCRIPTION OF OUR CAPITAL STOCK

We summarize below the material terms and provisions of our amended and restated certificate of incorporation and bylaws. The following summary of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part and by reference to Delaware General Corporation Law.

General

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 999,515,270 shares of capital stock, consisting of 700,000,000 shares of common stock and 299,515,270 shares of preferred stock, in each case, par value $0.004 per share. Of such preferred stock, we have designated:

•	6,904,783 shares as Series M Convertible Preferred Stock, or Series M Preferred;

•	2,544,097 shares as Series N Convertible Preferred Stock, or Series N Preferred;

•	1,625,000 shares as Series O Convertible Preferred Stock, or Series O Preferred;

•	5,022,000 shares as Series P Convertible Preferred Stock, or Series P Preferred; and

•

9,704,813 shares as Series Q Convertible Preferred Stock, or Series Q Preferred and together with the Series M Preferred, the Series N Preferred, the Series O Preferred and the Series P Preferred, collectively referred to in this prospectus as our Preferred Stock.

As of February 20, 2008, we had 2,833,227 shares of common stock outstanding, 336,002 shares of common stock reserved for future issuance under our stock-based incentive compensation plans; 1,930,238 shares of common stock reserved for issuance under our outstanding common stock warrants; and 3,772,488 shares of common stock reserved for issuance upon conversion of our Preferred Stock, including shares of Preferred Stock issued in lieu of cash dividends payable on the Preferred Stock. As a result of the foregoing, we have 691,128,045 shares of authorized but unissued shares of common stock remaining available for other purposes and 239,811,242 shares of authorized but undesignated preferred stock remaining available for other purposes.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our certificate of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends.

In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without action by our shareholders, to issue, and has issued, shares of preferred stock. The board of directors may issue additional shares of preferred stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Series M Preferred

Dividends. Each share of Series M Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.685 per share. For the first two years following the issuance of the Series M Preferred, dividends will be paid by issuing to each holder that number of shares of Series M Preferred equal to the amount of the dividend divided by the stated value of the Series M Preferred, which we refer to as Series M PIK Shares. Thereafter, at our option, dividends on the Series M Preferred may be paid in cash or in Series M PIK Shares.

Dividends on the Series M Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series M Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series M Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series M Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the Series M Preferred shall rank senior to the holders of our common stock and any other class or series of our capital stock other than the Series P Preferred and the Series Q Preferred, on parity with the holders of the Series P Preferred, and junior to the holders of the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series M Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series M Preferred will have a right to require us to repurchase the Series M Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series M Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series M Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $29.82 per share, subject to adjustment for specified events.

Board Representation; Voting and Restrictions. So long as shares of Series M Preferred are outstanding, the holders of the Series M Preferred shall (1) voting separately as a class, have the right to elect one member of our board of directors and (2) have the right to designate three representatives who shall have the right to attend as observers all meetings of our board of directors. We are required to pay all reasonable out-of-pocket expenses of the representatives of the Series M Preferred in connection with their attendance at board and committee meetings.

Each holder of Series M Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote (including the election of directors). Holders of Series M Preferred shall be entitled to one vote for each share of common stock that would be issuable to such holder upon the conversion of their shares of Series M Preferred. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series M Preferred:

•

authorize, create, establish or issue (a) an increased number of Series M Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series M Preferred as to dividends or upon liquidation;

•

adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•

merge, consolidate or engage in any share exchange with any other person if immediately after such transaction, less than 50% of the voting power of the surviving entity will be retained by the holders of our voting stock immediately prior to such transaction (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•

adopt or maintain any equity compensation plan that contains any “evergreen” or formula provisions increasing the number of shares of common stock available for grant (other than customary anti-dilution adjustments) or amend any existing equity compensation plan to increase the number of shares of common stock covered by any such plan;

•	sell all or any substantial part of our assets (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•

amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series M Preferred, or which would increase or decrease the amount of authorized shares of Series M Preferred (or of any other series of preferred stock ranking senior to the Series M Preferred) with respect to the payment of dividends or upon liquidation;

•

subject to certain limited exceptions, directly or indirectly, declare or pay any dividend or purchase, redeem, repurchase or otherwise acquire any share of our common stock or any other class or series of capital stock, whether in cash, securities or property or in obligations of us or any of our subsidiaries;

•	materially change the nature or scope of our business or enter into any new line of business;

•	grant any rights to our intellectual property or technology (other than non-exclusive licenses to customers in the ordinary course of business consistent with past practices);

•	increase or decrease the number of directors on our board of directors; or

•	agree to do any of the foregoing.

Other. Under the purchase agreement for Series M Preferred, we are restricted from granting stock options, restricted shares and other awards other than to directors, officers, employees and independent contractors only under our existing stock incentive plan, subject to specified conditions and exceptions.

Series N Preferred

Dividends. Each share of Series N Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.685 per share. For the first two years following the issuance of the Series N Preferred, dividends will be paid by issuing to each holder that number of shares of Series N Preferred equal to the amount of the dividend divided by the stated value of the Series N Preferred, which we refer to as Series N PIK Shares. Thereafter, at our option, dividends on the Series N Preferred may be paid in cash or in Series N PIK Shares.

Dividends on the Series N Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred, the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred, the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series N Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series N Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series N Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series N Preferred shall rank senior to the holders of our common stock and any other class or series of our capital stock other than the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, and junior to the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series N Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series N Preferred will have a right to require us to repurchase the Series N Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series N Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series N Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $29.82 per share, subject to adjustment for specified events.

Voting and Restrictions. Each holder of Series N Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote. Holders of Series N Preferred shall be entitled to that number of votes equal to the product of (x) the quotient, the numerator of which is the Series N Preferred stated value and the denominator of which is the lower of the market price on the day the agreement to issue the Series N Preferred was entered into and the market price on the day the Series N Preferred were issued and (y) the number of shares of Series N Preferred held by such holder. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series N Preferred:

•

authorize, create, establish or issue (a) an increased number of Series N Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series N Preferred as to dividends or upon liquidation;

•

adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•

merge, consolidate or engage in any share exchange with any other person if immediately after such transaction, less than 50% of the voting power of the surviving entity will be retained by the holders of our voting stock immediately prior to such transaction (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•

adopt or maintain any equity compensation plan that contains any “evergreen” or formula provisions increasing the number of shares of common stock available for grant (other than customary anti-dilution adjustments) or amend any existing equity compensation plan to increase the number of shares of common stock covered by any such plan;

•	sell all or any substantial part of our assets (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•

amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series N Preferred, or which would increase or decrease the amount of authorized shares of Series N Preferred (or of any other series of preferred stock ranking senior to the Series N Preferred) with respect to the payment of dividends or upon liquidation;

•

subject to certain limited exceptions, directly or indirectly, declare or pay any dividend or purchase, redeem, repurchase or otherwise acquire any share of our common stock or any other class or series of capital stock, whether in cash, securities or property or in obligations of us or any of our subsidiaries;

•	materially change the nature or scope of our business or enter into any new line of business;

•	grant any rights to our intellectual property or technology (other than non-exclusive licenses to customers in the ordinary course of business consistent with past practices);

•	increase or decrease the number of directors on our board of directors; or

•	agree to do any of the foregoing.

Series O Preferred

Dividends. Each share of Series O Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $4.00 per share. For the first two years following the issuance of the Series O Preferred, dividends will be paid by issuing to each holder that number of shares of Series O Preferred equal to the amount of the dividend divided by the stated value of the Series O Preferred, which we refer to as Series O PIK Shares. Thereafter, at our option, dividends on the Series O Preferred may be paid in cash or in Series O PIK Shares.

Dividends on the Series O Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series O Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series O Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series O Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series O Preferred shall rank senior to the holders of our common stock, but junior to the holders of the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series O Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series O Preferred will have a right to require us to repurchase the Series O Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series O Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series O Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $29.82 per share, subject to adjustment for specified events.

Voting and Restrictions. Each holder of Series O Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote. Holders of Series O Preferred shall be entitled to that number of votes equal to the product of (x) the quotient, the numerator of which is the Series O Preferred stated value and the denominator of which is the lower of the market price on the day the agreement to issue the Series O Preferred was entered into and the market price on the day the Series O Preferred were issued and (y) the number of shares of Series O Preferred held by such holder. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series O Preferred:

•

authorize, create, establish or issue (a) an increased number of Series O Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series O Preferred as to dividends or upon liquidation;

•

adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series O Preferred receive an amount in cash at least equal to their liquidation preference);

•

amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series O Preferred, or which would increase or decrease the amount of authorized shares of Series O Preferred (or of any other series of preferred stock ranking senior to the Series O Preferred) with respect to the payment of dividends or upon liquidation; or

•	agree to do any of the foregoing.

Series P Preferred

Dividends. Each share of Series P Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.34 per share. At our option, dividends on the Series P Preferred may be paid by either (a) issuing to each holder that number of shares of Series P Preferred equal to the amount of the dividend divided by the stated value of the Series P Preferred, which we refer to as Series P PIK Shares, or (b) by cash.

Dividends on the Series P Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series P Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series P Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series P Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of February, May, August and November in each year.

Liquidation. In the event of any liquidation or winding up of the Company, the holders of the Series P Preferred shall rank senior to the holders of our common stock and the holders of the Series N Preferred and Series O Preferred, on parity with the holders of Series M Preferred and junior to the holders of the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends.

Redemption. At any time (i) prior to October 14, 2008 or (ii) upon a change of control, as defined in the certificate of designations for the Series P Preferred, we have the right to redeem all or a portion of the Series P Preferred at 130% of the stated value of the shares to be redeemed together with all accrued but unpaid dividends. After October 14, 2008, we have the right to redeem all or a portion of the Series P Preferred at 100% of the conversion price together with all accrued but unpaid dividends.

Board Monitoring. As long as at least 60% of the Series P Preferred remains outstanding, the holders acting as a single class have the power to appoint one person to attend all meetings of our board of directors as a monitor.

Voting. Each holder of Series P Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote.

Conversion. Each share of Series P Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series P Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $17.77 per share, subject to adjustment for specified events. In addition, if the closing price of our common stock is at least $90.00 for 20 consecutive trading days, we may, at our option, force holders of the Series P Preferred to convert their shares into common stock. Mandatory conversions in any calendar month are limited to ten percent of the total dollar volume of our common stock traded in the previous calendar month.

Other. For so long as the Series P Preferred are outstanding, we are restricted from entering into any equity line of credit or similar agreement, or agreeing to issue any floating or variable priced equity linked instruments or any of the foregoing or equity with price reset rights. In addition, so long as at least 60% of the Series P Preferred are outstanding, upon any financing by one of our common stock or common stock equivalents, as defined in the certificate of designations for the Series P Preferred, each holder of the Series P Preferred will have the right to (1) exchange outstanding shares of Series P Preferred, including accrued dividends, into shares of our common stock or common stock equivalent under the terms of the subsequent financing or (2) invest its pro rata share of such subsequent financing on a proportionate basis with the holders of the Series M, N, O and P Preferred holders.

Series Q Preferred

Dividends. Each share of Series Q Preferred, in preference and priority to the holders of all other classes or series of capital stock, accrues dividends at a rate of six percent per annum of its stated value of $10.00 per share. At our option, the Series Q Preferred dividends may be paid (a) by issuing to each holder that number of shares of Series Q Preferred equal to the amount of the dividend divided by the stated value of the Series Q Preferred, which we refer to as Series Q PIK Shares, or (b) in cash, subject to any payment restrictions contained in the documents governing our indebtedness.

Dividends on the Series Q Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock, and other than cumulative dividends payable with respect to any other series of preferred stock) or on any other class or series of capital stock, we must at the same time pay to each holder of Series Q Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series Q Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series Q Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of October, January, April and July in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series Q Preferred shall rank senior to the holders of any other class or series of capital stock, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series Q Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series Q Preferred will have a right to require us to repurchase the Series Q Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Redemption. At any time after the registration statement permitting the resale of the common stock issuable upon conversion of the Series Q Preferred is declared effective, which we refer to as the Series Q registration statement, we may elect to redeem the Series Q Preferred for an amount equal to 125 percent of their stated value, plus accrued and unpaid dividends.

Voting. Each holder of Series Q Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote.

Conversion. Each share of Series Q Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series Q Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $15.99 per share, subject to adjustment for specified events.

In addition, at any time after the first anniversary of the issuance of the Series Q Preferred (that is, July 3, 2007), if (a) the volume weighted average price of our common stock for 20 out of 30 consecutive trading days, which we refer to as the threshold trading period, is equal or greater than 200% of the conversion price then in effect and (b) the Series Q registration statement has been declared effective, we may, at one time or from time to time, force the holders of the Series Q Preferred to convert their shares into shares of our common stock as long as the value of the number of shares of Series Q Preferred subject to any such forced conversions in any calendar month does not exceed 20 percent of the notional value of the traded shares during the prior threshold trading period.

Offering Restrictions. As long as Series Q Preferred remain outstanding, we may not enter into any equity line of credit or similar agreement, nor issue any floating or variable priced equity linked instruments or equity with the right to reset the price of common stock or the conversion price of a convertible security after issuance based upon events occurring after issuance.

Right of First Refusal. If, at anytime prior to the first anniversary of the issuance of the Series Q Preferred, we propose to issue and sell any capital stock in a financing transaction, each holder of our Series Q Preferred shall have the right to purchase their pro rata portion of the shares being offered at the same price and subject to the same material terms as those offered in the proposed financing transaction.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation, Bylaws and Applicable Law

Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring, preventing or making more costly a future takeover or change in control of us unless such takeover or change in control is approved by the board of directors. A stockholder might consider an attempt to takeover or effect a change in control to be in its best interest, including those attempts that might result in it receiving a premium over the prevailing market price for our shares.

These provisions include:

Removal of Directors; Vacancies

        Our bylaws provide that, subject to the rights of any class of preferred stock, directors may be removed only upon the affirmative vote of holders of at least 80 percent of the voting power of all the then outstanding shares of capital stock entitled to vote, voting together as a single class. In addition, our bylaws provide that, subject to the rights of any class of preferred stock, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors (and not the stockholders).

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that stockholder action cannot be taken by written consent in lieu of a meeting. Further, our bylaws provide that, subject to the rights of any class of preferred stock, special meetings of the stockholders can only be called by our board of directors pursuant to a resolution adopted by a majority of the total number of directors we would have if there were no vacancies at the time of determination. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our bylaws provide that a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s nomination has been given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•

all information that is required pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our corporate secretary. To be timely, a stockholder’s notice must be given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

•	any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is being made; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

Attempts to bring business before an annual meeting without complying with these provisions will not be permitted.

Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Authorized but Unissued Shares

Under the Delaware General Corporation Law, or the DGCL, our authorized but unissued shares of capital stock will be available for future issuance without stockholder approval, subject in all cases to the rights of the holders of any outstanding series of preferred stock. However, the listing requirements of NASDAQ require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock

Subject to the rights of the holders of any outstanding series of preferred stock, our board has the ability to issue 239,811,242 shares of preferred stock with such voting and other rights and preferences it chooses in its sole discretion without prior stockholder approval. As a result, the ability to authorize undesignated or “blank check” preferred stock makes it possible for our board of directors to issue preferred stock that could impede the success of any attempt to acquire us. These and other provisions may have the effect of delaying, deferring, preventing or making more costly a future takeover or change in control unless such takeover is approved by our board of directors.

Anti-takeover Effects of Delaware Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a Delaware corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

The transfer agent and registrar with respect to the common stock is American Stock Transfer & Trust, 59 Maiden Lane, New York, New York.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. Unless otherwise noted, the shares listed below represent the shares that each selling stockholder beneficially owned on February 1, 2008. The shares being offered hereunder represent up to:

•	1,197,998 outstanding shares of common stock;

•	4,047,438 shares of common stock that are reserved for issuance upon the conversion of our outstanding Preferred Stock; plus, up to

•	500,263 shares of common stock reserved for issuance upon conversion of any shares of Preferred Stock that may be issued in lieu of cash dividends payable on our outstanding Preferred Stock; and

•	1,949,874 shares of common stock that are reserved for issuance upon the exercise of warrants.

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the selling stockholders as of February 1, 2008, the number of shares that may be offered under this prospectus and the number of shares of our common stock to be owned by the selling stockholders after this offering is completed, assuming all of the shares being offered are sold. The number of shares owned by the applicable selling stockholders and the number of shares that may be offered under this prospectus assumes the conversion of all shares of Preferred Stock and the exercise of warrants held by such selling stockholders on that date, without regard to any limitations on conversions or exercise, but not including any additional shares of common stock that a selling stockholder would be entitled to receive upon conversion of any shares of Preferred Stock that may be issued in the future in lieu of cash dividends payable on our outstanding Preferred Stock.

Under the terms of the Series N Preferred, the Series O Preferred, the Series P Preferred and certain of our warrants, in certain circumstances, a selling stockholder may not convert any shares of such Preferred Stock or exercise any warrant to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock that would exceed 4.99% of our outstanding shares of common stock. The table below does not reflect this limitation. In certain circumstances, this limitation may be revoked, in whole or in part, upon 61 days prior notice to us.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days of February 1, 2008. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of February 1, 2008 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, except as otherwise disclosed below in the footnotes to the following table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The percentages of shares beneficially owned are based on 2,833,227 shares of our common stock outstanding as of February 1, 2008.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
AHFP Context 555 California Street, 45th Floor San Francisco, CA 94104	10,950	(1)	*	10,950	0	0
ALTMA Fund SICAV PLC 555 California Street, 45th Floor San Francisco, CA 94104	43,563	(1)	1.51%	43,563	0	0
Andre Agassi c/o Boulevard Management 21650 Oxnard Street Suite 1925 Woodland Hills, CA 91367-4901	276	(2)	*	276	0	0
Robert Aiello 1211 Avenue of the Americas New York, NY 10036	12,440	(3)	*	12,440	0	0
Alvarez & Marsal 3399 Peachtree Road NE Atlanta, GA 30326	3,031	(2)	*	3,031	0	0
Arista Partners, LP Attn Terri Meeks Post Office Box 2720 Willmington, DE 19805	11	(2)	*	11	0	0
AST Exchange Agent# 12332 Velocity Express Corporation 59 Maiden Lane New York, NY 10038	351	(2)	*	351	0	0
AST Exchange Agent# 5287 Velocity Express Corporation 59 Maiden Lane New York, NY 10038	51	(2)	*	51	0	0
AST Exchange Agent# 5288 Velocity Express Corporation 59 Maiden Lane New York, NY 10038	16	(2)	*	16	0	0
BBJ Vermoegensanlagen GbR c/o Mr Goetz Jaeger Bussardweg 67 61118 Bad Vibel, Germany	149	(2)	*	149	0	0
BPEF 2 Pegasus Limited	96	(4)	*	96	0	0

BNS Long Short Fund 660 Madison Ave, 14th Floor New York, NY 10021	1	(2)	*	1	0	0
Andrew K. Boszhardt, Jr. 660 Madison Ave, 14th Floor New York, NY 10021	1,118	(5)	*	1,118	0	0
Boszhardt, Jr. IRA 660 Madison Ave, 14 Floor New York, NY 10021	126	(6)	*	126	0	0
Edward R. Bradley Jr. c/o CBS News 524 West 57th Street New York, NY 10001-2902	193	(2)	*	193	0	0
Steven and Emily Bragg Joint Tenants in Common 396 Mansfield Avenue Darien, CT 06820	329	(2)	*	329	0	0
Vincent P. Brana 527 Eastgate Road Ho-ho-kus, NJ 07423	2,526	(2)	*	2,526	0	0
CAMOFI Master LDC 350 Madison Ave, 8th floor New York, NY 10017	120,766	(1)	4.09%	120,766	0	0
Broadband Capital Management LLC 805 Third Avenue, 15th Floor New York, NY 10022	749	(1)	*	749	0	0
Michael Brooks 3986 N.W. 52nd Place Boca Raton, FL 33496	607	(2)	*	607	0	0
Canadian Peso 660 Madison Avenue, 14th Floor New York, NY 10021	37	(7)	*	37	0	0
Mark T Carlesimo 4 White Plains Road Bronxville, New York 10708	360	(2)	*	360	0	0
Charter Oaks Partners 10 Wright Street, Suite 210 Westport, CT 06880	419,656	(9)	13.32%	419,656	0	0
Charter Oaks Partners II, L.P. 10 Wright Street, Suite 210 Westport, CT 06880	52,079	(10)	1.82%	52,079	0	0
Michele Cavaliere 74 Riverview Ave. North Arlington, NJ 07031-6127	614	(2)	*	614	0	0

Cliff Chapman 10 Wright Street Suite 210 Spring Lake, NJ 07762	10,800	(8)	*	10,800	0	0
Lester L. Colbert Jr. 60 East 42nd Street Suite 3202 New York, NY 10165	55	(2)	*	55	0	0
Cordillera Fund LP 8201 Preston Road, Suite 400 Dallas, TX 75225	41	(6)	*	41	0	0
Context Advantage Fund, LP 555 California Street, 45th Floor San Francisco, CA 94104	19,462	(1)	*	19,462	0	0
Context Offshore Advantage Fund, Ltd. 555 California Street, 45th Floor San Francisco, CA 94104	102,586	(1)	3.49%	102,586	0	0
Context Opportunistic Master Fund, L.P. 60 Wall St., 13th Floor New York, NY 10005	12,405	(1)	*	12,405	0	0
Anthony J. de Nicola 214 Green Ridge Road Franklin Lakes, NJ 07417	276	(2)	*	276	0	0
Robert M. Dewey Jr. 211 West Mountain Road Ridgefield, CT 06877	438	(2)	*	438	0	0
Adolf R. Dibiasio 26 Highview Road Darien, CT 06820	11,396	(1)	*	11,396	0	0
Thomas Durkin 1120 Bloomfield Avenue West Caldwell, NJ 07006	11,008	(1)	*	11,008	0	0
Barbara Dritz Trust c/o Sussex Financial Group 155 Pfingsten Road, Suite 370 Deerfield, IL 60015	202	(12)	*	202	0	0
John Duffy 6244 Riverside Drive Atlanta, GA 30328	10,557	(13)	*	10,557	0	0
Tammy Dyer One Morningside Drive North Westport, CT 06880	173	(11)	*	173	0	0

ERV Associates II, LLC 645 Madison Avenue Suite 1200 New York, NY 10022	543	(14)	*	543	0	0
ERV Partners, LLC 645 Madison Ave., Suite 1200 New York, NY 10022	279	(15)	*	279	0	0
Finch Tactical Plus Class B 555 California Street, 45th Floor San Francisco, CA 94104	5,002	(1)	*	5,002	0	0
Wesley Fredenburg 833 Great Oaks Trail Eagan, MN 55123	1,197	(16)	*	1,197	0	0
Leon Frenkel 401 City Avenue, #800 Bala Cynwyd, PA 19004	661	(6)	*	661	0	0
GPC LIX, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	16,117	(1)	*	16,117	0	0
George Furla 8530 Wilshire #420, Beverly Hills, CA 90211	459	(12)	*	459	0	0
Gryphon Master Fund, L.P. 100 Crescent Court, #475 Dallas, TX 75201	39,615	(17)	1.38%	39,615	0	0
GSSF Master Fund, LP 100 Crescent Court, #490 Dallas, TX 75201	19,808	(18)	*	19,808	0	0
Guggenheim Portfolio Company XXXI, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	16,117	(1)	*	16,117	0	0
Martin C Galinsky 13310 NW 11th Lane Sunrise, FL 3323	210	(2)	*	210	0	0
Garrett Stonehouse 54 Turkey Hill Road South Westport, CT 06880	1,696	(2)	*	1,696	0	0
George Gremse 138 Nurmi Drive Fort Lauderdale, FL 33301	3,031	(2)	*	3,031	0	0
Roger G. Gelis 11 Centaurus Way Trabuco Caynon, CA 92679	560	(2)	*	560	0	0

Arjun Gupta c/o TeleSoft Partners 1450 Fashion Island Blvd Suite 610 San Mateo, CA 94404	55	(2)	*	55	0	0
Michael T Heiberger 19 Michael Circle Wheaton, IL 60187	560	(2)	*	560	0	0
Jeffrey Hendrickson One Morningside Dr. N., Suite 200 Westport, CT 06880	22,116	(19)	*	22,116	0	0
HFR RVA Combined Master Trust 3033 Excelsior Blvd Suite 300 Minneapolis ,MN 55416	16,648	(1)	*	16,648	0	0
Jeffries and Company 520 Madison Avenue, Suite 1900 New York, NY 10022	99,597	(20)	3.40%	99,597	0	0
HLP Management Inc. c/o T.E.A.M. Marketing AG Alpenquai 30 P.O. Box 12163 CH-6000 Lucerne 12 Switzerland	826	(2)	*	826	0	0
Institutional Benchmarks Series 555 California Street, 45th Floor San Francisco, CA 94104	5,548	(1)	*	5,548	0	0
J.D. Associates, LLC c/o Jeffrey M. Drazan 2884 Sand Hill Road Suite 100 Menlo Park, CA 94025	55	(2)	*	55	0	0
Richard Jossen 2 Twin Oaks Lane Westport, CT 06880	101	(2)	*	101	0	0
John O Joyce 297 Tavestock Loop Water Springs, FL 32708	210	(2)	*	210	0	0
John Hancock Life Insurance Company c/o John Hancock Financial Services, Inc. 200 Clarendon Street Boston, MA 02117 Attention: Karen Morton, Esq.	53,791	(2)	1.90%	53,791	0	0
Denis Kelly 1211 Avenue of the Americas New York, NY 10036	2,034	(21)	*	2,034	0	0

Donald R. Keough DMK International, Inc. 200 Galleria Parkway Suite 970 Atlanta, GA 30339	12	(2)	*	12	0	0
Mark Kesselman 805 Third Avenue New York, NY 10022	1,086	(1)	*	1,086	0	0
Drew Kronick 554 Lenox Ave Westfield, NJ 07090	4,148	(22)	*	4,148	0	0
LB I Group, Inc. 399 Park Avenue, 9th Floor New York, NY 10022	256,363	(1)	8.30%	256,363	0	0
William S. Lapp 12840 11th Avenue North Plymouth, MN 55441	60,046	(23)	2.08%	60,046	0	0
Thomas H. Lee 200 Madison Avenue, Suite 1900 New York, NY 10016	20,831	(24)	*	20,831	0	0
Edward Levy c/o Meritage Capital Partners ,Inc 461 Fifth Avenue 25th Floor New York, NY 10017	13,714	(2)	*	13,714	0	0
Article 7th Marital Trust UWO of SL Lewis 60 East 88th Street Apartment # 11 New York, NY 10128	138	(2)	*	138	0	0
Steven Leighton 7540 Woodhaven drive North Richland Hills, TX 76180-2214	795	(25)	*	795	0	0
Libertyview Funds, LP 111 River St., Suite 1000 Hoboken, NJ 07030	26	(2)	*	26	0	0
Libertyview Special Opportunities Fund, LP 111 River St., Suite 1000 Hoboken, NJ 07030	5	(2)	*	5	0	0
Limit & Co. c/o Mr. John MacDonald, Partner 2501 McGee Traffic Way Mail Drop 323 Kansas City, MO 64108	5,504	(2)	*	5,504	0	0

Linden Capital, L.P. c/o Goldman Sachs One New York Plaza, 44th Floor New York, NY 100004	620,077	(26)	18.61%	620,077	0	0
Longview Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	290,823	(27)	9.31%	290,823	0	0
Longview Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	74,138	(28)	2.55%	74,138	0	0
Longview International Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	38,234	(29)	1.33%	38,234	0	0
Michael Luther 1315 Ridgewood Avenue Omaha, NE 68124	2,374	(30)	*	2,374	0	0
Lyxor/Context Fund Ltd. 555 California Street, 45th Floor San Francisco, CA 94104	28,921	(1)	1.01%	28,921	0	0
James Malick 17534 Los Morris Rancho Santa Fe, CA 92067	6,842	(12)	*	6,842	0	0
Marshall & Ilsley Trust Company N.A. as Trustee of the Lapp Libra 401(k) FBO William S. Lapp 4717 Grand Ave., Suite 400 Kansas City, MO 64112	25,464	(31)	*	25,464	0	0
MCG Global One Morningside Dr. N., Suite 200 Westport, CT 06880	11,076	(32)	*	11,076	0	0
Walter McLallen c/o Meritage Capital Partners, Inc 461 Fifth Avenue 25th Floor New York, NY 10017	13,714	(1)	*	13,714	0	0
Mark Miller 235 Radlett Lane Alpharetta, GA 30022	666	(33)	*	666	0	0
Ray A. Mirza 218 E. 29th St. Apt. 8 New York, NY 10016	978	(34)	*	978	0	0

Morgan Stanley DW Inc Cust For Steven Cristaldi IRA 4511 N. Himes Ave., Suite 210 Tampa, FL 33614	798	(4)	*	798	0	0
Richard Neslund 15210 Wayzata Blvd. Wayzata, MN 55391	69,259	(35)	2.39%	69,259	0	0
David Nitzel 3740 Rolling Creek Drive Buford, GA 30519	245	(2)	*	245	0	0
Harold J. Newman 605 Third Avenue 39th Floor New York, NY 10158	132	(2)	*	132	0	0
Hanh M. Ngo 11494 Orchila Street Cypress, CA 90630	34	(1)	*	34	0	0
Clifford M. and Ellen M. Noreen 95 Bent Tree Drive East Longmeadow, MA 01028	55	(2)	*	55	0	0
Palm Beach Overseas Investors Limited 805 Third Ave, 56th Floor New York, NY 10022	278	(4)	*	278	0	0
Alexander Paluch 645 Madison Ave., Suite 1200 New York, NY 10022	3,138	(36)	*	3,138	0	0
Pequot Diversified Master Fund, LTD 500 Nyala Farm Road Westport, CT 06880	3,512	(12)	*	3,512	0	0
Pequot Mariner Master Fund, LP 500 Nyala Farm Road Westport, CT 06880	142,432	(37)	4.81%	142,432	0	0
Pequot Navigator Offshore Fund, Inc 500 Nyala Farm Road Westport, CT 06880	80,276	(38)	2.76%	80,276	0	0
Pequot Scout Fund, LP 500 Nyala Farm Road Westport, CT 06880	207,242	(39)	6.87%	207,242	0	0
Kay Perry 5003 Willowbend Houston, TX 77035	3,922	(40)	*	3,922	0	0
Dieter J. Pommerening Colonnaden 39 20354 Hamburg, Germany	166	(2)	*	166	0	0

Portside Growth & Opportunity Fund 390 Greenwich Street, 5th Floor New York, NY 10022	291,969	(1)	9.34%	291,969	0	0
Premium Series PCC Limited 500 Nyala Farm Road Westport, CT 06880	6,573	(41)	*	6,573	0	0
Radcliffe SPC, Ltd. 3 Bala Plaza East, Suite 501 Bala Cynwyd, PA 19004	90,582	(1)	3.10%	90,582	0	0
Michael Rapoport c/o Broadband Capital Management 712 Fifth Avenue, 49th Floor New York, NY 10019	15,674	(12)	*	15,674	0	0
Ari Raskas c/o Broadband Capital Management 712 Fifth Avenue, 49th Floor New York, NY 10019	6,266	(12)	*	6,266	0	0
Mike Rapp 33 Union Square W Apt 6F New York, NY 10003	1,996	(1)	*	1,996	0	0
RFJM Partners LLC 685 Fifth Avenue, 9th Floor New York, NY 10022	121	(50)	*	121	0	0
Russell J Reardon 11 Old Quarry Road Cedar Grove, NJ 07009	3,031	(2)	*	3,031	0	0
RIP Investments, LP c/o Matthew Kamens 1650 Arch St. 22nd Floor Philadelphia, PA 19103	128	(2)	*	128	0	0
P. Carter Rise 1211 Avenue of the Americas New York, NY 10036	1,101	(1)	*	1,101	0	0
Ray Rizzo 153 Greencrest Drive Pointe Verda Beach, FL 33308	356	(1)	*	356	0	0
John B. Ryan 115 Central Park West New York, NY 10023	166	(2)	*	166	0	0
Scorpion Acquisition, LLC 200 Madison Avenue New York, NY 10016	32,453	(42)	1.13%	32,453	0	0

Scorpion Capital Partners, L.P. 245 Fifth Avenue, 25th Floor New York, NY 10016	434,558	(43)	13.30%	434,558	0	0
Paul V. Scura 1211 Avenue of the Americas New York, NY 10036	11,008	(1)	*	11,008	0	0
Selz Family Trust 600 Fifth Avenue, 25th Floor New York, NY 10020	136,986	(12)	4.61%	136,986	0	0
Bernard Selz 600 Fifth Avenue, 25th Floor New York, NY 10020	136,986	(12)	4.61%	136,986	0	0
SF Capital Partners Ltd. c/o Stark Offshore Management, LLC 3600 South Lake Drive St. Francis, WI 53235	13	(2)	*	13	0	0
Gregory P. Shlopak c/o Rockport Equity Management 63 Main Street Gloucester, MA 01930-5722	138	(2)	*	138	0	0
Sidewinder Holdings, Ltd. 9 Parkway North, Suite 500 Deerfield, IL 60015 Attention: Ian Pye	47,510	(2)	1.68%	47,510	0	0
Silver Oak Capital, LLC 245 Park Avenue, 26th Floor New York, NY 10167	427,272	(1)	13.10%	427,272	0	0
Smithfield Fiduciary, LLC 900 Third Avenue, New York, NY 10022	3,916	(50)	*	3,916	0	0
Thomas P Stevenson 28 Fieldstone Circle Stamford, CT 06902	1,912	(44)	*	1,912	0	0
Edward W Stone One Morningside Drive Westport, CT 06880	3,031	(2)	*	3,031	0	0
Michael Stacy 811 W Heights Hollow Lane Houston, TX 77007	175	(2)	*	175	0	0

David Spencer 926 Baileyana Road Hillsborough, CA 94010	44	(2)	*	44	0	0
John Steinmetz 33 Fairchild Road Sharon, CT 06069	2,641	(1)	*	2,641	0	0
Terra Nova Capital Partners Inc. 350 Madison Avenue, 8th Floor New York, NY 10017	6,842	(13)	*	6,842	0	0
TH Lee Putnam Fund Advisors LP 200 Madison Avenue, Suite 2225 New York, NY 10016	20,653	(1)	*	20,653	0	0
TH Lee Putnam Parallel Ventures LP 200 Madison Avenue, Suite 2225 New York, NY 10016	664,810	(45)	20.65%	664,810	0	0
TH Lee Putnam Ventures LP 200 Madison Avenue, Suite 2225 New York, NY 10016	923,922	(46)	27.35%	923,922	0	0
Third Point Offshore Fund Ltd. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	42,395	(12)	1.47%	42,395	0	0
Third Point Partners, L.P. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	243,478	(12)	7.91%	243,478	0	0
Third Point Partners Qualified L.P. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	27,831	(12)	*	27,831	0	0

Third Point Ultra Ltd. c/o Third Point LLC 390 Park Avenue, 18th Floor New York, NY 10022	28,419	(12)	*	28,419	0	0
THLi Co Investment Partners LLC 200 Madison Avenue, Suite 2225 New York, NY 10016	53,844	(47)	1.88%	53,844	0	0
Michael Trafecante One Morningside Drive Westport, CT 06880	245	(2)	*	245	0	0
Mathew Vertin 1211 Avenue of the Americas New York, NY 10036	1,101	(1)	*	1,101	0	0
Leopoldo Villareal 487 Greenwich Street Apt. 2A New York, NY 10013	55	(2)	*	55	0	0
Vincal Holdings Pictet & Cie 29, Bd Georges-Favon 1204 Geneva	6,842	(12)	*	6,842	0	0
Vincent Wasik One Morningside Dr. N., Suite 200 Westport, CT 06880	88,192	(48)	3.07%	88,192	0	0
Phil Wagenheim 245 East 87th St. New York, NY 10128	7,715	(49)	*	7,715	0	0
Whitebox Convertible Arbitrage Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	140,590	(1)	4.73%	140,590	0	0
Whitebox Hedged High Yield Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	74,983	(1)	2.58%	74,983	0	0

Whitebox Intermarket Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	14,741	(1)	*	14,741	0	0
Michael J.Wojcinski 6805 S 42nd Drive Phoenix, AZ 85041-3510	154	(2)	*	154	0	0
Worldwide Transactions Limited 555 California Street, 45th Floor San Francisco, CA 94104	8,021	(1)	*	8,021	0	0
Deborah Ziskin, IRA c/o Charter Oak Capital Partners 10 Wright Street, Suite 210 Westport, CT 06880	34,212	(12)	1.19%	34,212	0	0

*	Represents less than one percent.

(1)	Represents shares issuable upon exercise of warrants.

(2)	Represents shares of common stock.

(3)	Represents 7,706 shares issuable upon exercise of warrants and 4,734 shares of common stock. Mr. Aiello is a partner at Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.

(4)	Represents shares issuable upon conversion of Series M Preferred.

(5)	Represents 478 shares issuable upon conversion of Series M Preferred, 138 shares issuable upon conversion of Series N Preferred, 110 shares issuable upon conversion of Series O Preferred, 390 shares of issuable upon conversion of Series Q Preferred and 2 shares of common stock.

(6)	Represents shares issuable upon conversion of Series N Preferred.

(7)	Represents 2 shares issuable upon conversion of Series O Preferred and 35 shares of common stock.

(8)	Represents 1,248 shares issuable upon exercise of warrants and 9,552 shares issuable upon conversion of Series Q Preferred.

(9)	Represents 64,944 shares issuable upon conversion of Series N Preferred; 251,659 shares issuable upon conversion of Series Q Preferred and 103,053 shares of common stock.

(10)	Represents 10,572 shares of common stock issuable upon conversion of Series N Preferred and 41,507 shares issuable upon conversion of Series Q Preferred.

(11)	Represents 80 shares of common stock; 71 issuable upon exchange of warrants and 22 shares issuable upon exercise of options.

(12)	Represents shares issuable upon conversion of Series Q Preferred.

(13)	Represents 9,996 shares of common stock and 561 shares issuable upon exchange of warrants.

(14)	Represents 1 share of common stock and 542 issuable upon exercise of warrants.

(15)	Represents 13 shares issuable upon exercise of warrants and 266 shares issuable upon conversion of Series M Preferred Stock.

(16)	Represents 382 shares of common stock and 815 shares issuable upon exercise of warrants.

(17)	Represents 38,618 shares issuable upon conversion of Series O Preferred and 997 shares of common stock.

(18)	Represents 19,309 shares issuable upon conversion of Series O Preferred and 499 shares of common stock.

(19)	Represents 1,334 shares issuable upon exercise of warrants 16,667 shares upon the exercise of options and 4,115 shares of common stock. Mr. Hendrickson is our president and Chief Operating Officer

(20)	Represents 70,258 shares issuable upon conversion of Series Q Preferred and 29,339 shares issuable upon exercise of warrants.

(21)	Represents 933 shares of common stock and 1,101 shares issuable upon exercise of warrants.

(22)	Represents 800 shares issuable upon exercise of warrants and 3,348 shares issuable upon exercise of options.

(23)	Represents 800 shares issuable upon exercise of warrants 11,973 shares issuable upon conversion of Series M Preferred, 11,585 shares of issuable upon conversion of Series O Preferred, 12,929 shares issuable upon conversion of Series P, 17,990 issuable upon the conversion of Series Q Preferred and 4,769 shares of common stock.

(24)	Represents 614 shares issuable upon conversion of Series M Preferred, 10,795 shares issuable upon conversion of Series Q, 8,857 shares of common stock and 565 shares issuable upon exercise of warrants.

(25)	Represents 792 shares of common stock and 3 shares issuable upon the exercise of options

(26)	Represents 121,667 shares of common stock and 498,410 shares issuable upon the conversion of Series Q Preferred

(27)	Represents 31,937 shares issuable upon the exercise of warrants and 258,886 shares issuable upon the conversion of Series P Preferred.

(28)	Represents 5,350 shares issuable upon the exercise of warrants and 68,788 shares issuable upon the conversion of Series P Preferred.

(29)	Represents 2,635 shares issuable upon the exercise of warrants and 35,599 shares issuable upon the conversion of Series P Preferred.

(30)	Represents 2,373 shares issuable upon the exercise of warrants and 1 share issuable upon the conversion of Series Q Preferred.

(31)	Represents 9,804 shares issuable upon the conversion of Series P Preferred, 15,053 shares issuable upon the conversion of Series Q Preferred and 607 issuable upon the exercise of warrants.

(32)	Represents 319 shares issuable upon the exercise of warrants and 10,757 shares of common stock. Vincent Wasik , our Chairman and Chief Executive Officer is the managing partner of MCG Global.

(33)	Represents 534 shares issuable upon the exercise of warrants and 132 shares of common stock.

(34)	Represents 798 shares issuable upon the conversion of Series M Preferred and 180 shares of common stock.

(35)	Represents 834 shares issuable upon the exercise of warrants and 68,425 shares issuable upon the conversion of Series Q Preferred.

(36)	Represents 1,460 shares of common stock; 34 shares issuable upon the exercise of warrants, 183 shares issuable upon the exercise of options and 1,461 shares issuable upon conversion of Series M Preferred. Alexander Palunch , a member of our board of directors , is a partner in East River Ventures, LLC and ERV Partners, LLC.

(37)	Represents 11,620 shares of common stock 46,744 shares issuable upon the issuable upon the conversion of Series M Preferred and 84,068 issuable upon the conversion of Series Q Preferred.

(38)	Represents 9,768 shares of common stock, 34,404 shares issuable upon the issuable upon the conversion of Series M Preferred and 36,104 issuable upon the conversion of Series Q Preferred.

(39)	Represents 22,414 shares of common stock, 78,804 shares issuable upon the issuable upon the conversion of Series M Preferred and 106,024 issuable upon the conversion of Series Q Preferred.

(40)	Represents 354 shares issuable upon exercise of warrants, 3,351 shares issuable upon the exercise of options and 217 shares of common stock. Ms. Perry is our Executive Vice President, Workforce Services.

(41)	Represents 2,793 shares issuable upon the conversion of Series M Preferred and 3,780 shares issuable upon the conversion of Series Q Preferred.

(42)	Represents 18,768 shares issuable upon the conversion of Series M Preferred and 13,685 shares issuable upon the conversion of Series Q Preferred.

(43)	Represents 199,915 shares issuable upon the conversion of Series M Preferred, 29,369 shares issuable upon the conversion of Series N Preferred and 205,274 shares issuable upon the conversion of Series Q Preferred.

(44)	Represents 245 shares of common stock and 1,667 shares issuable upon the exercise of options.

(45)	Represents 278,257 shares of common stock, 19,813 shares issuable upon the conversion of Series M Preferred, 348,488 issuable upon the conversion of Series Q Preferred and 18,252 shares issuable upon the exercise of warrants.

(46)	Represents 379,313 shares of common stock, 27,085 shares issuable upon the conversion of Series M Preferred, 476,388 issuable upon the conversion of Series Q Preferred and 41,137 shares issuable upon the exercise of warrants.

(47)	Represents 22,902 shares of common stock, 1,586 shares issuable upon the conversion of Series M Preferred, 27,895 issuable upon the conversion of Series Q Preferred and 1,461 shares issuable upon the exercise of warrants.

(48)	Represents 51,034 shares of common stock, 19,992 shares issuable upon the conversion of Series M Preferred, 16,892 issuable upon the exercise of warrants and 274 shares issuable upon the exercise of options. Vincent Wasik, our Chairman and Chief Executive Officer is the managing partner of MCG Global.

(49)	Represents 6,717 shares issuable upon the conversion of Series Q Preferred and 998 shares issuable upon the exercise of warrants.

(50)	Represents shares issuable upon conversion of Series O Preferred.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. As used in this prospectus, selling stockholders includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

The selling stockholders may use any one or more of the following methods when disposing of shares of or interests in our common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	sales pursuant to Rule 144 under the Securities Act;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act of 1933.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act of 1933 and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act of 1933.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon by Mark Carlesimo, our General Counsel and Secretary.

EXPERTS

Velocity Express Corporation

UHY LLP, an independent registered public accounting firm, audited our consolidated financial statements and schedule included in our Annual Report (Form 10-K) for the years ended June 30, 2007 and July 1, 2006. Those financial statements and schedule are incorporated by reference in this prospectus in reliance on the report thereon of UHY LLP given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule for the year ended July 2, 2005 included in our Annual Report on Form 10-K, as amended for the year ended June 30, 2007, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CD&L, Inc.

J.H. Cohn LLP, independent registered public accounting firm, has audited the consolidated financial statements of CD&L, Inc. as of and for the years ended December 31, 2005 and 2004 incorporated by reference in Exhibit 99.1 to this Registration Statement. CD&L, Inc.’s consolidated financial statements are incorporated by reference in reliance on J.H. Cohn LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, which may also be accessed on our website at www.velocityexpress.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

•	our Annual Report on Form 10-K for the year ended June 30, 2007, filed with the SEC on October 15, 2007.

•	our Annual Report on Form 10-K/A for the year ended June 30, 2007, filed with the SEC on October 29, 2007.

•

Current Reports on Form 8-K filed with the SEC on July 16, 2007, July 31, 2007, October 16, 2007, November 14, 2007, December 6, 2007, January 3, 2008, February 11, 2008, February 13, 2008 and February 15, 2008.

•

our Quarterly Reports on Form 10-Q for the three months ending September 29, 2007, filed with the SEC on November 13, 2007 and the six months ending December 29, 2007, filed with the SEC on February 12, 2008.

•	the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on November 19, 2007.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents that are incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Written or oral requests for copies should be directed to Velocity Express Corporation, attention Mark Carlesimo, General Counsel and Secretary, One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, telephone number (203) 349-4160.

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, as amended by this Post-Effective Amendment No. 2 on Form S-3, under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

LIMITATION ON LIABILITY AND DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law (“GCL”) authorizes a court to award or a corporation’s Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation is consistent with the Delaware GCL. Each of our directors, officers, employees and agents will be indemnified to the extent permitted by the Delaware GCL. We also maintain insurance on behalf of our directors and officers against liabilities asserted against such persons and incurred by such persons in such capacities, whether or not we would have the power to indemnify such persons under the Delaware GCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7,695,573 Shares

Common Stock

PROSPECTUS

February XX, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the shares being registered. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$178
Legal fees and expenses	$60,000
Accounting fees and expenses	$20,000
Miscellaneous (including listing fees)	$822

Total	$81,000

Each selling stockholder will be responsible for any underwriting discounts, brokerage fees or commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of the shares being registered and for any legal, accounting and other expenses incurred by such selling stockholder.

Item 15.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

Article Five of the by-laws of Velocity Express provides that Velocity Express may indemnify and hold harmless, to the fullest extent authorized by the DGCL, any person who is, or is threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or an officer of Velocity Express or is or was serving at the request of Velocity Express as a director, officer, employee or agent of any other corporation or entity, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss reasonably incurred by such indemnitee in connection with those proceedings. This right to indemnification includes the right to have Velocity Express advance the funds to cover expenses (including attorneys’ fees) incurred in defending any of those proceeding in advance of its final disposition; provided, however, that, if required by the DGCL, this expense advancement shall be made only upon delivery to Velocity Express of an undertaking by or on behalf of that indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses. If a claim for indemnification under Velocity Express’ by-laws is not paid in full by the Company within thirty (30) days after a written claim has been received by Velocity Express, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against Velocity Express to recover the unpaid amount of the claim. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by Velocity Express to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses shall be on Velocity Express.

        Article Nine of the certificate of incorporation of Velocity Express limits the personal liability of the directors of Velocity Express for violations of their fiduciary duty. This provision eliminates each director’s liability to Velocity Express or its shareholders for monetary damages except (i) for any breach of the director’s duty of loyalty to Velocity Express or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

The Company maintains a directors and officers insurance policy.

Item 16.	Exhibits

A list of exhibits included as part of this Registration Statement is set forth in an Exhibit Index, which immediately precedes the exhibits.

Item 17.	Undertakings

a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any additional or changed material information on the plan of distribution; Provided, however, the undertakings in paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this Item 17 above do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the small business issuer under the Exchange Act, or is contained in a form of prospectus filed pursuant to Rule 424(b) of this chapter) that is deemed part of and included in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, any information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes that:

(1) Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) under the Securities Act shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(2) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) under the Securities Act as part of a registration statement in reliance on Rule 430B under the Securities Act relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) under the Securities Act for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B under the Securities Act, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 2 to Form S-1 on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westport, State of Connecticut, on February 22, 2008.

VELOCITY EXPRESS CORPORATION

By:	/s/ VINCENT A. WASIK
Vincent A. Wasik
Chairman of the Board and Chief
Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this -Effective Amendment No. 2 to Form S-1 on Form S-3 has been signed by the following persons in the capacities and on the date indicated below.

Signature	Title	Date

/s/ VINCENT A. WASIK Vincent A. Wasik	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 22, 2008

/s/ EDWARD W. STONE Edward W. Stone	Chief Financial Officer (Principal Financial and Accounting Officer)	February 22, 2008

* Alexander Paluch	Director	February 22, 2008

* Richard A. Kassar	Director	February 22, 2008

* Leslie E. Grodd	Director	February 22, 2008

* John J. Perkins	Director	February 22, 2008

Edward W. Stone, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (File No. 333-144866) on behalf of each of the above named officers and directors of the registrant on this 22nd day of February, 2008, pursuant to powers of attorney executed on behalf of each of such officers and directors previously filed with the Securities and Exchange Commission.

By:	/s/ EDWARD W. STONE
as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Merger Agreement, dated September 8, 1999, by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp. (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 8, 1999).

2.2	Amendment No. 1 to Merger Agreement, dated September 22, 1999, by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp. (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 8, 1999).

2.3	Amendment No. 2 to Merger Agreement, Settlement and General Release Agreement, dated August 2, 2001, by and among Corporate Express, Inc., successor by merger to CEX Holdings, Inc., Velocity Express, Inc. f/k/a Corporate Express Delivery Systems, Inc., and United Shipping & Technology, Inc. (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed November 13, 2001).

2.4	Agreement and Plan of Merger, dated July 3, 2006, by and among Velocity Express Corporation, CD&L Acquisition Corp., a wholly-owned subsidiary of Velocity Express Corporation, and CD&L, Inc., (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.1	Specimen form of common stock certificate (incorporated by reference from the Company’s Annual Report on Form 10-K, filed September 27, 2002).

4.2	Indenture, dated July 3, 2006, between Velocity Express Corporation and Wells Fargo Bank, N.A., as trustee, with respect to the Company’s 12% Senior Secured Notes due 2010 (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.3	Supplemental Indenture, dated as of August 17, 2006, among the Company, Wells Fargo Bank, N.A., as trustee, and the Subsidiary Guarantors named thereto (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.4	Second Supplemental Indenture, dated as of December 22, 2006, among the Company, Wells Fargo Bank, N.A., as trustee, and the Subsidiary Guarantors named thereto (incorporated by reference from the Company’s Current Report on From 8-K filed on December 27, 2006).

4.5	Third Supplemental Indenture, dated July 25, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K filed on July 25, 2007).

4.6	Security Agreement, dated July 3, 2006, by Velocity Express Corporation and the Subsidiary Guarantors named therein, to and in favor of Wells Fargo Bank, N.A., as trustee (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.7	Amended Security Agreement, dated August 17, 2006, by Velocity Express Corporation and the Subsidiary Guarantors named therein, to and in favor of Wells Fargo Bank, N.A., as trustee (incorporated by reference from the Company’s Quarterly Report on Form10-Q, filed May 15, 2007).

4.8	Form of Warrant issued together with the 12% Senior Secured Notes due 2010 (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.9	Form of Warrant issued in connection with services (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.10	Form of Common Stock Warrant between Velocity Express Corporation and management, dated February 12, 2004 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed May 11, 2004).

4.11	Registration Rights Agreement, dated July 3, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series Q Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.12	Registration Rights Agreement, dated December 21, 2004, between Velocity Express Corporation and the Investors named therein with respect to the Series M Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K,filed December 27, 2004).

4.13	Registration Rights Agreement, dated April 28, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series N Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed May 4, 2005).

4.14	Registration Rights Agreement, dated July 18, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series O Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 26, 2005).

4.15	Registration Rights Agreement, dated October 14, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series P Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 20, 2005).

4.16	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series Q Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.17	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series M Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.18	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series N Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.19	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series O Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.20	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series P Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.21	Stock Purchase Warrant to purchase up to 193,552 shares of common stock issued to TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC, dated December 21, 2004 (incorporated by reference from the Company’s Annual Report on Form 10-K, filed December 23, 2004).

4.22	Warrant to purchase up to 4,000 shares of common stock issued to BLG Ventures, LLC, dated August 23, 2001 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed November 13, 2001).

5.1	Opinion of Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary of the Company (incorporated by reference from the Company’s Registration Statement on Form S-1, filed July 26, 2007).

23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3	Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm.

23.4	Consent of Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary (included in Exhibit 5.1).

24.1	Powers of Attorney (incorporated by reference from the Company’s Registration Statement on Form S-1 filed on July 26, 2007).

99.1	CD&L, Inc. Financial Statements as of and for the years ended December 31, 2005 and 2004 (audited) and the six months ended June 30, 2006 (unaudited)(incorporated by reference from the Company’s Post-Effective Amendment No. 1 to Form S-1 filed on November 5, 2007).